Exhibit 99.1

Aurinia Prices US$166.7 Million Public Offering of Common Shares

VICTORIA, British Columbia—(BUSINESS WIRE)—December 9, 2019—Aurinia Pharmaceuticals Inc. (NASDAQ:AUPH) (TSX:AUP) (“Aurinia” or the “Company”), a late-stage clinical biopharmaceutical company focused on advancing voclosporin in multiple indications, today announced the pricing of its underwritten public offering of 11,115,165 common shares (the “Offering”). The shares are being sold at a public offering price of US$15.00 per share. The gross offering proceeds to the Company from this Offering are expected to be approximately US$166.7 million, before deducting underwriting discounts and commissions and other estimated offering expenses. All of the shares are being offered by the Company. The Offering is expected to close on or about December 12, 2019, subject to the satisfaction of customary closing conditions.

Jefferies LLC and SVB Leerink LLC are acting as joint book-running managers for the Offering. H.C. Wainwright & Co. LLC, Oppenheimer & Co. Inc. and Bloom Burton Securities Inc. are acting as co-managers for the Offering. The Company has granted the underwriters an option exercisable, in whole or in part, in the sole discretion of the underwriters, to purchase 1,667,274 additional shares, for a period of up to 30 days.

The Offering is subject to customary closing conditions, including NASDAQ and TSX approvals. For the purposes of the TSX approval, the Company intends to rely on the exemption set forth in Section 602.1 of the TSX Company Manual, which provides that the TSX will not apply its standards to certain transactions involving eligible interlisted issuers on a recognized exchange, such as NASDAQ.

The Company intends to use the net proceeds of the Offering for pre-commercialization and launch activities, as well as working capital and general corporate purposes.

The Offering is being made pursuant to a U.S. registration statement on Form F-10, declared effective by the United States Securities and Exchange Commission (the “SEC”) on March 29, 2018 (the “Registration Statement”), and the Company’s existing Canadian short form base shelf prospectus (the “Base Shelf Prospectus”) dated March 26, 2018. A preliminary prospectus supplement relating to the Offering has been filed with the securities commissions in the provinces of British Columbia, Alberta and Ontario in Canada, and with the SEC in the United States (the “Preliminary Prospectus”), and a final prospectus supplement relating to the Offering (together with the Preliminary Prospectus, Base Shelf Prospectus and the Registration Statement, the “Offering Documents”) will be filed with the securities commissions in the provinces of British Columbia, Alberta and Ontario in Canada, and with the SEC in the United States. The Offering Documents will contain important detailed information about the securities being offered. Before you invest, you should read the Offering Documents and the other documents the Company has filed for more complete information about the Company and the Offering. Copies of the Offering Documents will be available for free by visiting the Company’s profiles on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com or the SEC’s website at www.sec.gov, as applicable. Alternatively, copies of the prospectus supplement will be available upon request by contacting Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022; by phone at (877) 821-7388; or by e-mail at Prospectus_Department@Jefferies.com; or SVB Leerink LLC, Attention: Syndicate Department, One Federal Street, 37th Floor, Boston, MA 02110, by telephone at 1-800-808-7525, ext. 6132, or by email at syndicate@svbleerink.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

ABOUT AURINIA

Aurinia Pharmaceuticals is a late clinical-stage biopharmaceutical company focused on developing and commercializing therapies to treat targeted patient populations that are impacted by serious diseases with a high unmet medical need. The Company is currently developing an investigational drug, for the treatment of lupus nephritis, focal segmental glomerulosclerosis and dry eye syndrome. The Company’s head office is in Victoria, British Columbia and focuses its development efforts globally.

Investors & Media:

Glenn Schulman, PharmD, MPH

SVP, Corporate Communications & IR

gschulman@auriniapharma.com